Report to Shareholders for the First Quarter, 2006
www.cibc.com
Report of the President and Chief Executive Officer
March 2, 2006
First Quarter Highlights
CIBC announced net income of $580 million for the first quarter ended January 31, 2006 compared with net income of $707 million a year ago. Return on equity was 25.6%, compared with 25.7% for the same period last year. Diluted earnings per share (EPS) were $1.62, compared with diluted EPS of $1.94 per share a year ago which included total after-tax gains of $0.49 per share on the sale of shares in Juniper Financial Corp., Republic Bank Limited, and ACE Aviation Holdings Inc.
     For the prior quarter, net income was $728 million and diluted EPS was $2.06 which included several items of note aggregating earnings of $0.62 per share.
Update on business priorities
We made solid progress during the quarter against our key priorities of maintaining and building business strength, improving productivity and balance sheet strength. Continuing to deliver against these priorities will allow us to position CIBC for consistent, sustainable performance over the long term.
Maintaining and building business strength
Both CIBC Retail Markets and CIBC World Markets reported good results this quarter and continue to be well positioned in the market.
     CIBC Retail Markets reported revenue of $2,059 million, in line with the prior quarter.
     Our retail and wealth businesses continue to leverage CIBC’s strong distribution capabilities to bring enhanced focus and value to our clients. During the quarter, CIBC Wood Gundy reached a new all time high with assets under administration of over $116 billion.
     Overall, our retail and wealth businesses continue to perform well, with one exception. In the area of consumer credit, we continue to take action to reduce our loan losses. As we have stated previously, we do not expect these actions to result in lower loss levels in 2006.
     CIBC World Markets reported revenue of $679 million, down from $964 million in the prior quarter which included $294 million from the sale of our hedged positions in Global Payments Inc. and Shoppers Drug Mart Corporation.
     During the quarter, The Globe and Mail named CIBC World Markets Canada’s Top Equity Underwriter for the fifth consecutive year. CIBC World Markets was also named the 2005 Canadian market leader in total number of equity underwritings, structured products sold, and income trust transactions.
Improving productivity
CIBC set an objective following the second quarter of 2005 to improve its productivity ratio to a median or better position among its Canadian bank peers. In support of this objective, CIBC remains committed to achieving annual cost reductions of $250 million by the end of 2006.
     During the first quarter, CIBC continued to make progress against its objective. Non-interest expenses were $1,868 million, compared with $2,032 million for the second quarter of 2005 which included a provision of $75 million related to matters involving CIBC’s dealings with certain hedge funds in the U.S. that engaged in the market timing of mutual funds.
Balance sheet strength
During the quarter, CIBC continued to build its balance sheet strength.
     CIBC’s Tier 1 capital ratio is now 9.0%, up from 8.5% at October 31, 2005 and 7.5% at July 31, 2005. CIBC’s stated objective is to maintain a minimum Tier 1 capital ratio of 8.5%.
     CIBC’s performance over the long-term will be driven by a disciplined focus on growing our core businesses, improving our cost competitiveness, and maintaining the strength of our balance sheet. By focusing on these priorities and staying focused on client relationships, CIBC will be well positioned to deliver stable, sustainable performance over the long term.
Making a difference in our communities
During the quarter, the Canadian Breast Cancer Foundation CIBC Run for the Cure received a Silver Cassies Award in the Government and Advocacy marketing category for its proven business results. It was also recognized by Imagine Canada as a successful partnership that unites the community in an effort to put an end to breast cancer. CIBC World Markets and CIBC Wood Gundy employees world-wide raised $10.5 million in 2005 in support of the CIBC World Markets’ Children’s Miracle Day.

CIBC First Quarter 2006

Outlook
The North American economy is expected to expand moderately in 2006, with real GDP growth of roughly 3%. Low core inflation should help contain the scope of further interest rate increases. The drag on Canadian manufacturing from a slowing of the U.S. economy and a strong Canadian dollar is expected to be offset as consumers are supported by anticipated tax cuts and by robust activity in the energy and mining sectors.
     Low unemployment and interest rates, together with strong consumer spending, should continue to encourage volume growth in retail lending, cards and mortgages. The rate of growth of lending product volumes may moderate with the potential slowing of housing price appreciation and CIBC’s decision to achieve a lower risk profile for the consumer lending portfolio. Competitive pressures will likely continue to compress net interest margins.
     The outlook for our capital markets, investment banking, and wealth management businesses remains positive, driven by expectations for moderate growth in the North American economy and continued strength in equity markets. Merchant banking revenue is expected to be lower than in 2005 as we have significantly reduced the size of the portfolio.
Gerald T. McCaughey
President & Chief Executive Officer
A NOTE ABOUT FORWARD-LOOKING STATEMENTS
From time to time, CIBC makes written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2006 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: legislative or regulatory developments in the jurisdictions where CIBC operates, including developments in Canadian laws regulating financial institutions and U.S. regulatory changes affecting foreign companies listed on a U.S. exchange; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in tax laws; political conditions and developments; the possible effect on CIBC’s business of international conflicts and the war on terror; acts of God; reliance on third parties to provide components of CIBC’s business infrastructure; the accuracy and completeness of information provided to CIBC by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuations; currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and CIBC’s ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this report or other communications.

2	CIBC First Quarter 2006

First Quarter Financial Highlights

	2006	2005	2005
Unaudited, as at or for the three months ended	Jan. 31	Oct. 31	Jan. 31

Common share information
Per share — basic earnings	$1.64	$2.08	$1.96
— diluted earnings	1.62	2.06	1.94
— dividends	0.68	0.68	0.65
— book value	25.85	25.00	30.62
Share price — high	81.00	80.64	73.70
— low	72.90	68.82	67.95
— closing	79.90	72.20	68.45
Shares outstanding (thousands)
— average basic	334,357	333,876	346,269
— average diluted	337,704	337,065	350,201
— end of period	334,786	334,008	341,098
Market capitalization ($ millions)	$26,749	$24,115	$23,348

Value measures
Price to earnings multiple (12 month trailing)	n/m	n/m	11.4
Dividend yield (based on closing share price)	3.4%	3.7%	3.8%
Dividend payout ratio	41.6%	32.7%	33.2%
Market value to book value ratio	3.09	2.89	2.24

Financial results ($ millions)
Total revenue	$2,849	$3,423	$3,079
Provision for credit losses	166	170	178
Non-interest expenses	1,868	2,057	1,901
Net income	580	728	707

Financial measures
Efficiency ratio	65.6%	60.1%	61.7%
Efficiency ratio (TEB)(1)	64.5%	59.2%	60.9%
Return on equity	25.6%	34.2%	25.7%
Net interest margin	1.59%	1.62%	1.82%
Net interest margin on average interest-earning assets	1.86%	1.91%	2.15%
Return on average assets	0.81%	1.01%	0.97%
Return on average interest-earning assets	0.94%	1.19%	1.15%

On- and off-balance sheet information($ millions)
Cash, deposits with banks and securities	$89,253	$79,616	$82,087
Loans and acceptances	144,779	146,902	143,631
Total assets	288,906	280,370	285,183
Deposits	193,666	192,734	193,301
Common shareholders’ equity	8,655	8,350	10,445
Average assets	285,679	287,119	288,288
Average interest-earning assets	245,269	242,841	244,357
Average common shareholders’ equity	8,484	8,045	10,503
Assets under administration	1,030,400	967,100	825,600

Balance sheet quality measures
Common equity to risk-weighted assets	7.6%	7.2%	8.8%
Risk-weighted assets ($ billions)	$113.3	$116.3	$118.6
Tier 1 capital ratio	9.0%	8.5%	10.5%
Total capital ratio	13.1%	12.7%	13.1%

Other information
Retail / wholesale ratio(2)	74%/26%	70%/30%	72%/28%
Regular workforce headcount	36,971	37,308	36,780

(1)	Taxable equivalent basis (TEB). For additional information, see the “Non-GAAP measures” section.

(2)	Retail includes CIBC Retail Markets and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the period. For further details, see the “Non-GAAP measures” section.

n/m	— not meaningful due to the net loss over the 12 month trailing period.

CIBC First Quarter 2006	3

Management’s Discussion And Analysis

Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and with the MD&A contained in our 2005 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of March 2, 2006. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. Certain prior period amounts have been reclassified to conform to the presentation adopted in the current period. A glossary of terms used throughout this quarterly report can be found on pages 188 and 189 of our 2005 Annual Accountability Report.
Executive overview
CIBC is a leading North American financial institution with assets of $288.9 billion, market capitalization of $26.7 billion and a Tier 1 capital ratio of 9.0% at January 31, 2006. CIBC provides financial services to retail, small business and corporate and institutional clients.
Financial performance

	As at or for the three months ended
	2006	2005	2005
$ millions, except per share amounts	Jan. 31	Oct. 31	Jan. 31

Total revenue	$2,849	$3,423	$3,079
Net income	580	728	707
Earnings per share — basic	1.64	2.08	1.96
— diluted	1.62	2.06	1.94
Dividends per share	0.68	0.68	0.65
Total assets	288,906	280,370	285,183
Return on equity	25.6%	34.2%	25.7%
Efficiency ratio	65.6%	60.1%	61.7%
Total shareholder return	11.6%	(8.9)%	(6.5)%
Share price	79.90	72.20	68.45

Tier 1 capital ratio	9.0%	8.5%	10.5%
Total capital ratio	13.1%	12.7%	13.1%

Economic growth slowed in both Canada and the U.S. in the fourth calendar quarter of 2005, but appeared to be regaining momentum as the quarter came to an end. Short-term interest rates continued to increase at a measured pace in both countries, with the yield curve becoming flatter. While still very strong, growth in household credit demand is beginning to moderate slightly in response to higher rates. Equity markets performed strongly, with the rally in Canada enhanced by gains in commodity prices.
     Net income for the quarter was $580 million, down $127 million or 18% from the same quarter last year. The prior year quarter benefited from the following items:
•	$115 million gain ($64 million after-tax) on the Juniper sale;

•	$85 million gain ($85 million after-tax) on the Republic Bank sale; and

•	$34 million gain ($22 million after-tax) on the ACE sale.
In the current quarter, lower revenue-related compensation and volume growth and favourable spreads in deposits were partially offset by lower underwriting and advisory revenue.
     Net income was down $148 million or 20% from the prior quarter. The prior quarter included the following items:
•	$294 million gain ($241 million after-tax) on the sale of investments in Global Payments Inc. (GPI) and Shoppers Drug Mart Corporation (Shoppers);

•	$59 million reversal of a portion of the valuation allowance related to the future tax asset from our U.S. operations;

•	$53 million ($33 million after-tax) interest expense on U.S. income tax reassessments; and

•	$50 million ($33 million after-tax) reversal of the general allowance for credit losses.

4	CIBC First Quarter 2006

In the current quarter, lower severance costs, project expenses and provision for credit losses (other than the general allowance reversal noted above) and higher underwriting and advisory revenue were partially offset by lower merchant banking gains net of write-downs (other than the gains on GPI and Shoppers noted above).
     Diluted earnings per share (EPS) and return on equity (ROE) for the quarter were $1.62 and 25.6%, respectively, compared with $1.94 and 25.7% for the same quarter last year and $2.06 and 34.2% for the prior quarter.
     Our Tier 1 and total capital ratios were 9.0% and 13.1%, respectively, compared with 10.5% and 13.1% for the same quarter last year and 8.5% and 12.7% for the prior quarter.
     CIBC’s total shareholder return for the quarter was 11.6%, compared with (6.5)% for the same quarter last year and (8.9)% for the prior quarter.
Summary of segmented results
CIBC Retail Markets
Net income was down $40 million or 8% from the same quarter last year which included the gains on the Republic Bank and ACE sales. The current quarter benefited from higher fee income, volume growth across all business lines and higher treasury revenue allocations.
     Net income was up $88 million or 25% from the prior quarter, primarily due to lower non-interest expenses and loan losses.
CIBC World Markets
Net income was down $45 million or 26% from the same quarter last year, primarily due to lower investment banking and credit products and merchant banking revenue and lower treasury revenue allocations, partially offset by lower non-interest expenses.
     Net income was down $200 million or 61% from the prior quarter, primarily due to lower merchant banking revenue, partially offset by lower non-interest expenses, lower interest expense related to U.S. income tax reassessments and higher capital markets revenue.
Corporate and Other
Net income was down $42 million or 75% from the same quarter last year due to the gain on the Juniper sale in the prior year quarter, partially offset by lower unallocated corporate support costs.
     Net income was down $36 million or 72% from the prior quarter, primarily due to the tax recovery of $59 million on the reversal of a portion of the valuation allowance related to the future income tax asset from our U.S. operations and the $50 million reversal of the general allowance for credit losses, both of which were included in the prior quarter. These decreases were partially offset by lower unallocated corporate support costs.
Update on business priorities
CIBC continues to focus on delivering against its key priorities of maintaining and building business strength, improving productivity and balance sheet strength.
Maintaining and building business strength
Both CIBC Retail Markets and CIBC World Markets reported good results this quarter and continue to be well positioned in the market.
     A detailed discussion on our performance appears in the MD&A.
Improving productivity
CIBC set an objective following the second quarter of 2005 to improve its productivity ratio to a median or better position among its Canadian bank peers. In support of this objective, CIBC remains committed to achieving annual cost reductions of $250 million by the end of 2006.
     During the quarter, CIBC continued to make progress against its objective. Non-interest expenses were $1,868 million, compared with $2,032 million for the second quarter of 2005 which included a provision of $75 million related to matters involving CIBC’s dealings with certain hedge funds in the U.S. that engaged in the market timing of mutual funds.
Balance sheet strength
CIBC set an objective following the third quarter of 2005 to strengthen its balance sheet by increasing the Tier 1 capital ratio from 7.5% to our minimum objective of 8.5% by early 2006. This objective was achieved in the fourth quarter of 2005, at which time CIBC committed to further strengthen its balance sheet. The Tier 1 capital ratio of 9.0% at January 31, 2006 was achieved primarily through internal capital generation and a reduction in risk weighted assets.
Outlook
Low unemployment and interest rates, together with strong consumer spending, should continue to encourage volume growth in retail lending, cards and mortgages. The rate of growth of lending product volumes may moderate with the potential slowing of housing price appreciation and CIBC’s decision to achieve a lower risk profile for the consumer lending portfolio. Competitive pressures will likely continue to compress net interest margins.
     The outlook for our capital markets, investment banking and wealth management businesses remains positive, driven by expectations for moderate growth in the North American economy and continued strength in equity markets. Merchant banking revenue is expected to be lower than in 2005 as we have significantly reduced the size of the portfolio.
Forward-looking information
This report contains forward-looking statements. In particular, the “Update on business priorities” and “Outlook” sections in this report are based upon our views and the actual outcomes are uncertain. For more information see “A note about forward-looking statements” on page 2.

CIBC First Quarter 2006	5

How CIBC reports
CIBC has two strategic business lines: CIBC Retail Markets and CIBC World Markets. These business lines reflect the characteristics of our products and services and the clients to which those products or services are delivered.
     These business lines are supported by five functional groups — Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes Juniper Financial Corp. (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures, and other income statement and balance sheet items not directly attributable to the business lines.
     During the quarter, we merged the Administration and Technology and Operations functional groups and renamed it “Administration, Technology and Operations”. We also moved certain administrative functions from this group into a new “Legal and Regulatory Compliance” functional group.
     To measure and report the results of operations of the two business lines, we use a Manufacturer / Customer Segment / Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the business lines. Periodically, sales and trailer commissions paid to segments for certain products are renegotiated. Prior period financial information has not been reclassified to reflect these commission changes. As well, revenue, expenses and balance sheet resources relating to certain activities are fully allocated to other business lines. Management uses this model to better assess the economics of our customer segments, products and delivery channels.
Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and, accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 42 of the 2005 Annual Accountability Report.
     The following tables provide a reconciliation of non-GAAP to GAAP measures:
Retail information

	For the three months ended
	2006	2005	2005
$ millions	Jan. 31	Oct. 31	Jan. 31

Revenue
CIBC Retail Markets	$2,059	$2,060	$2,108
Add: commercial banking	111	113	116

	$2,170	$2,173	$2,224

Net income
CIBC Retail Markets	$438	$350	$478
Add: commercial banking	30	22	39

	$468	$372	$517

6	CIBC First Quarter 2006

Wholesale information

	For the three months ended
	2006	2005	2005
$ millions	Jan. 31	Oct. 31	Jan. 31

Revenue
CIBC World Markets	$679	$964	$749
Less: commercial banking	111	113	116

	$568	$851	$633

Net income
CIBC World Markets	$128	$328	$173
Less: commercial banking	30	22	39

	$98	$306	$134

Statement of operations measures

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Markets	and Other	Total

Jan. 31, 2006	Total revenue	$2,059	$679	$111	$2,849
	Add: adjustment for TEB	—	46	—	46

	Revenue (TEB)	$2,059	$725	$111	$2,895

	Net income	$438	$128	$14	$580
	Less: charge for economic capital	126	64	5	195

	Economic profit	$312	$64	$9	$385

	Efficiency ratio	60.0%	78.3%	n/m	65.6%
	Less: adjustment for impact of TEB	—	4.9	n/m	1.1

	Efficiency ratio (TEB)	60.0%	73.4%	n/m	64.5%

Oct. 31, 2005	Total revenue	$2,060	$964	$399	$3,423
	Add: adjustment for TEB	—	50	—	50

	Revenue (TEB)	$2,060	$1,014	$399	$3,473

	Net income	$350	$328	$50	$728
	Less: charge for economic capital	123	65	4	192

	Economic profit	$227	$263	$46	$536

	Efficiency ratio	64.1%	61.3%	n/m	60.1%
	Less: adjustment for impact of TEB	—	3.1	n/m	0.9

	Efficiency ratio (TEB)	64.1%	58.2%	n/m	59.2%

Jan. 31, 2005	Total revenue	$2,108	$749	$222	$3,079
	Add: adjustment for TEB	—	41	—	41

	Revenue (TEB)	$2,108	$790	$222	$3,120

	Net income	$478	$173	$56	$707
	Less: charge for economic capital	120	65	6	191

	Economic profit	$358	$108	$50	$516

	Efficiency ratio	59.0%	72.7%	n/m	61.7%
	Less: adjustment for impact of TEB	—	3.8	n/m	0.8

	Efficiency ratio (TEB)	59.0%	68.9%	n/m	60.9%

n/m — not meaningful

CIBC First Quarter 2006	7

Review of results of operations and financial position
Review of consolidated statement of operations

	For the three months ended
	2006	2005	2005
$ millions	Jan. 31	Oct. 31	Jan. 31

Net interest income	$1,148	$1,172	$1,322
Non-interest income	1,701	2,251	1,757

Total revenue	2,849	3,423	3,079
Provision for credit losses	166	170	178
Non-interest expenses	1,868	2,057	1,901

Income before taxes and non-controlling interests	815	1,196	1,000
Income taxes	238	436	283
Non-controlling interests	(3)	32	10

Net income	$580	$728	$707

Revenue
Net interest income
Net interest income was down $174 million or 13% from the same quarter last year, primarily due to lower trading-related net interest income, the impact of higher levels of securitized assets in cards, lower interest income on investment securities and lower revenue from treasury activities. These decreases were partially offset by volume growth and favourable spreads in deposits.
     Net interest income was down $24 million or 2% from the prior quarter, primarily due to lower trading-related net interest income and the impact of higher levels of securitized assets in cards. These decreases were partially offset by lower interest expense related to U.S. income tax reassessments and volume growth and favourable spreads in deposits.
Non-interest income
Non-interest income was down $56 million or 3% from the same quarter last year which included gains on the Juniper, Republic Bank and ACE sales. Higher trading and securitization revenue were partially offset by lower underwriting and advisory revenue.
     Non-interest income was down $550 million or 24% from the prior quarter which included $301 million of foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations and the $294 million of gains on GPI and Shoppers. Higher trading and underwriting and advisory revenue were partially offset by lower merchant banking gains net of write-downs (other than the GPI and Shoppers gains noted above).
Provision for credit losses
Provision for credit losses was down $12 million or 7% from the same quarter last year, primarily due to the impact of higher levels of securitized assets in cards and reversals in agricultural lending, partially offset by higher losses in personal lending.
     Provision for credit losses was down $4 million or 2% from the prior quarter, primarily due to lower losses in personal lending and reversals in corporate and agricultural lending. The prior quarter included the $50 million reversal of the general allowance.
Non-interest expenses
Non-interest expenses were down $33 million or 2% from the same quarter last year, primarily due to lower revenue-related compensation and professional fees, partially offset by higher pension expense.
     Non-interest expenses were down $189 million or 9% from the prior quarter, primarily due to lower severance and project costs, professional fees and advertising expenses. These decreases were partially offset by higher revenue-related compensation.
Income taxes
Income taxes were down $45 million or 16% from the same quarter last year, primarily due to lower income.
     Income taxes were down $198 million or 45% from the prior quarter. The prior quarter included a $375 million income tax expense related to the repatriation of capital and retained earnings from our foreign operations, partially offset by the recognition of a related $67 million future tax asset arising from foreign exchange losses recorded in 2004 and a $59 million reversal of a portion of the valuation allowance relating to the future tax asset from our U.S. operations. The prior quarter also benefited from the gain on sale of the investment in GPI being subject to a lower tax rate.
     CIBC’s effective income tax rate was 29.2% for the quarter, compared with 28.3% for the same quarter last year and 36.5% for the prior quarter.
     At the end of the quarter, our U.S. future income tax asset was $304 million, net of a $121 million valuation allowance. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. For additional details, see page 47 of the 2005 Annual Accountability Report. Although realization is not assured, we believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
Non-controlling interests
Non-controlling interests were down $13 million from the same quarter last year, primarily due to lower revenue in consolidated variable interest entities (VIEs).
     Non-controlling interests were down $35 million from the prior quarter, primarily due to lower revenue in consolidated VIEs and the acquisition of the remaining non-controlling interest in INTRIA Items Inc. on November 1, 2005.

8	CIBC First Quarter 2006

Review of consolidated balance sheet
CONDENSED CONSOLIDATED BALANCE SHEET

	2006	2005
Unaudited, $ millions, as at	Jan. 31	Oct. 31

Assets
Cash and deposits with banks	$10,298	$11,852
Securities	78,955	67,764
Securities borrowed or purchased under resale agreements	21,699	18,514
Loans	139,236	141,783
Derivative instruments market valuation	19,378	20,309
Other assets	19,340	20,148

Total assets	$288,906	$280,370

Liabilities and shareholders’ equity
Deposits	$193,666	$192,734
Derivative instruments market valuation	20,070	20,128
Obligations related to securities lent or sold short or under repurchase agreements	39,170	29,208
Other liabilities	18,870	21,121
Subordinated indebtedness	4,825	5,102
Preferred share liabilities	600	600
Non-controlling interests	669	746
Shareholders’ equity	11,036	10,731

Total liabilities and shareholders’ equity	$288,906	$280,370

Assets
Total assets as at January 31, 2006 were $288.9 billion, up $8.5 billion or 3% from October 31, 2005.
     Trading securities increased $7.1 billion due to normal trading activities and investment securities were up $4.1 billion due to normal treasury activities.
     The increase in securities borrowed or purchased under resale agreements primarily reflects an increase in normal client-driven business activity.
     The decrease in loans was primarily due to securitizations of mortgages and credit cards loans in Canada and a real estate finance transaction in the U.S., partially offset by volume growth.
     The decrease in cash and deposits with banks reflects normal treasury funding activities.
Liabilities
Total liabilities as at January 31, 2006 were $277.9 billion, up $8.2 billion or 3% from October 31, 2005.
     The increase in obligations related to securities lent or sold short or under repurchase agreements represents normal client-driven trading activity.
     The increase in deposits was primarily in bank deposits due to normal client-driven activity.
     Other liabilities decreased primarily due to a $1.2 billion payment related to the settlement of Enron-related litigation matters.
Shareholders’ equity
Shareholder’s equity as at January 31, 2006 was $11.0 billion, up $0.3 billion or 3% from October 31, 2005, primarily due to the increase in retained earnings.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of any such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.
Enron
In 2005, CIBC settled the two major Enron-related litigation matters we faced, Newby, et al. v. Enron Corp., et al., subject to court approval, and the so called Megaclaim bankruptcy court action. There is significant uncertainty associated with the ultimate tax benefits to be realized in respect of these settlements. Accordingly we have recognized the expected minimum tax benefits.
     CIBC is still a defendant in certain remaining Enron-related actions. In 2005, we recorded a provision to increase our liability to cover the settlements and to reserve against the remaining Enron-related actions, the adequacy of which we regularly assess.
     Given the above, further specific disclosure of these Enron-related matters is no longer contemplated.
Hedge funds
In 2005, CIBC reached settlements with the U.S. Securities and Exchange Commission and the Office of the New York State Attorney with respect to matters involving CIBC’s dealings with certain hedge funds that engaged in the market timing of mutual funds. In addition, two CIBC subsidiaries and a former employee were named in a number of mutual fund market timing class and derivative actions consolidated before the U.S. District Court for the District of Maryland. In 2005, the court dismissed a majority of those actions. The court has yet to rule on CIBC’s motion to dismiss the two remaining actions.
     Given the above, further specific disclosure of these hedge fund matters is no longer contemplated.
INTRIA Items Inc.
On November 1, 2005, we purchased the non-controlling interest in INTRIA Items Inc. held by Fiserv Solutions of Canada Inc. INTRIA Items Inc. is now a wholly-owned subsidiary, reported within Corporate and Other.
     The purchase will not have a significant impact on our ongoing results of operations.

CIBC First Quarter 2006	9

Leveraged leases
Prior to 2004, we engaged in various structured leasing investments in the U.S. that are accounted for in the consolidated financial statements as leveraged leases using guidance contained in Statement of Financial Accounting Standard (SFAS) 13, “Accounting for Leases,” and under Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract (EIC) 46, “Leveraged leases.” SFAS 13 requires total income over the term of a lease to be recognized into income on a proportionate basis in those years in which the net investment in a lease is positive. The net investment is based on net cash flows from the lease, including those that are tax related.
     The U.S. Internal Revenue Service (IRS) has challenged the tax position taken for these transactions. We believe that the tax position related to these transactions was proper, based upon applicable statutes, regulations and case law in effect at the time the transactions were entered into. We have continued to pursue a negotiated settlement with the IRS in respect of tax adjustments proposed by them for these transactions. However, while we continue to believe that a settlement is possible, negotiations have not concluded and the matter may yet be litigated. We have recorded a provision for interest charges that are expected to result from a settlement. Tax adjustments could result in an underpayment of prior years’ income taxes and interest charges thereon.
     Under existing accounting guidance in SFAS 13, any changes in estimates or assumptions not affecting estimated total net income from a lease, will not change the timing of income recognition. However, the Financial Accounting Standards Board (FASB) issued a proposed FASB Staff Position (FSP) FAS 13-a, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which amends leveraged lease accounting. The proposed FSP requires that a change in the timing of the realization of the tax benefits result in a recalculation of the timing of income recognition from the leveraged lease. We currently estimate that adopting the proposed FSP would result in a pre-tax charge to opening retained earnings of $100 million to $125 million. An amount approximating that charge would then be recognized into income over the remaining lease terms. FASB met on January 18, 2006 and February 15, 2006 to discuss several issues raised during the comment letter process. The final FSP is expected to be issued in the first quarter of calendar 2006 and to be effective for the first annual period beginning after December 15, 2006. CIBC will evaluate available implementation options, including consideration of early adoption if permitted, once the final FSP is issued.
Summary of quarterly financial information

	2006				2005			2004
$ millions, except per share amounts,
for the three months ended	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30

Revenue
CIBC Retail Markets	$2,059	$2,060	$2,021	$1,971	$2,108	$1,939	$1,934	$1,890
CIBC World Markets	679	964	929	742	749	791	836	1,012
Corporate and Other	111	399	201	107	222	171	136	125

Total revenue	2,849	3,423	3,151	2,820	3,079	2,901	2,906	3,027
Provision for credit losses	166	170	199	159	178	175	91	207
Non-interest expenses	1,868	2,057	4,850	2,032	1,901	2,266	1,968	2,074

Income (loss) before taxes and non-controlling interests	815	1,196	(1,898)	629	1,000	460	847	746
Income taxes	238	436	(106)	176	283	46	250	238
Non-controlling interests	(3)	32	115	13	10	12	1	1

Net income (loss)	$580	$728	$(1,907)	$440	$707	$402	$596	$507

Per share — basic earnings (loss)	$1.64	$2.08	$(5.77)	$1.21	$1.96	$1.08	$1.62	$1.35
— diluted earnings (loss)(1)	$1.62	$2.06	$(5.77)	$1.20	$1.94	$1.06	$1.60	$1.33

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically have lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
Revenue
CIBC Retail Markets’ revenue has been increasing steadily over the last eight quarters. Volume growth in deposits, lending, cards and mortgages, due to the continued low interest rate environment, and higher retail brokerage volumes and fee-based and managed asset growth have all contributed to this increase. Revenue was particularly high in the first quarter of 2005 as it included the gains on the Republic Bank and ACE sales.

10	CIBC First Quarter 2006

     CIBC World Markets’ revenue is influenced to a great extent by capital markets conditions and the opportunity for merchant banking divestitures. Revenue in the second quarter of 2004 reflected higher investment banking and credit products revenue due to gains on sales of loans in the held for sale portfolios. Increased merchant banking gains net of write-downs contributed to higher revenue in the third and fourth quarters of 2005.
     Corporate and Other revenue is affected by the impact of significant items not included in the other business lines. Revenue was higher in the first quarter of 2005 due to the gain on the Juniper sale, in the third quarter of 2005 due to higher revenue in a consolidated VIE and in the fourth quarter of 2005 due to the foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations.
Provision for credit losses
The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolio. Consumer lending losses have remained relatively stable over the period, with higher levels of write-offs in unsecured personal lending being partially offset by credit card securitizations. Corporate recoveries and reversals have decreased after peaking in the third quarter of 2004. The third and fourth quarters of 2004 included reversals of the general allowance and the fourth quarter of 2004 also included a reversal of the allowance for the student loan portfolio.
Non-interest expenses
Non-interest expenses have been relatively stable over the last eight quarters apart from the third quarter of 2005 and the fourth quarter of 2004 which included provisions for Enron-related litigation matters. The fourth quarter of 2005 also included higher severance costs. Project expenses were lower in the first quarter of 2006.
Income taxes
Income taxes vary with changes in taxable income and can also be affected by the impact of significant items. Income taxes were down in the fourth quarter of 2004 due to a recovery relating to the resolution of various income tax audits. The income tax benefit in the third quarter of 2005 was due to the loss for the quarter. The increase in the fourth quarter of 2005 was due primarily to the income tax expense on the repatriation of capital and retained earnings from our foreign operations.
Non-controlling interests
Beginning in the first quarter of 2005, non-controlling interests include consolidation of VIEs. Non-controlling interests were higher in the third quarter of 2005 due to higher revenue in consolidated VIEs. Non-controlling interests were lower in the first quarter of 2006, due to lower revenue in consolidated VIEs and the acquisition of the remaining non-controlling interest in INTRIA Items Inc.

CIBC First Quarter 2006	11

CIBC Retail Markets
CIBC Retail Markets provides a full range of financial products and services to individual and small business clients primarily in Canada. We serve clients through a variety of distribution channels including our branch network, telephone banking, online banking, full-service and self-directed brokerage and ABMs, as well as President’s Choice Financial, a co-venture with Loblaw Companies Limited. We also provide investment management services to retail and institutional clients through our CIBC Asset Management business.
Results

	For the three months ended
	2006	2005	2005
$ millions	Jan. 31	Oct. 31	Jan. 31

Revenue
Personal and small business banking	$510	$618	$615
Imperial Service	229	236	227
Retail brokerage	292	296	277
Cards	347	364	383
Mortgages and personal lending	413	286	276
Asset management	92	92	96
Other	176	168	234

Total revenue	2,059	2,060	2,108
Provision for credit losses	180	224	194
Non-interest expenses	1,236	1,320	1,245

Income before taxes	643	516	669
Income taxes	205	166	191

Net income	$438	$350	$478

Efficiency ratio	60.0%	64.1%	59.0%
ROE(1)(2)	45.7%	38.2%	50.4%
Economic profit(1)(2)	$312	$227	$358

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
Net income was down $40 million or 8% from the same quarter last year which included the $85 million after-tax gain on the Republic Bank sale and the $22 million after-tax gain on the ACE sale. The current quarter benefited from higher fee income, volume growth across all business lines and higher treasury revenue allocations.
     Net income was up $88 million or 25% from the prior quarter, primarily due to lower non-interest expenses and loan losses.
Revenue
Revenue was down $49 million or 2% from the same quarter last year.
     Personal and small business banking revenue was down $105 million, primarily due to lower commissions received from mortgages and personal lending, largely as a result of reductions in internal commission rates, partially offset by deposit volume growth.
     Imperial Service revenue was up $2 million, primarily due to higher revenue from investment product sales and favourable deposit spreads, partially offset by the impact of lower commissions received from mortgages and personal lending, as noted above.
     Retail brokerage revenue was up $15 million, primarily due to higher fee-based revenue and increased trading, partially offset by decreased new issue activity.
     Cards revenue was down $36 million from the same quarter last year which included the gain on the ACE sale. Increased revenue due to volume growth and higher fee income was partially offset by the impact of higher levels of securitized assets.
     Mortgages and personal lending revenue was up $137 million, primarily due to lower commissions paid to personal and small business banking and Imperial Service, largely as a result of reductions in internal commission rates, higher fee income and volume growth, partially offset by lower spreads.
     Other revenue was down $58 million from the same quarter last year which included the gain on the Republic Bank sale. This decrease was partially offset by higher treasury revenue allocations.
Revenue was down $1 million from the prior quarter.
     Personal and small business banking revenue was down $108 million, primarily due to lower commissions received, as noted above, partially offset by favourable spreads and deposit volume growth.
     Imperial Service revenue was down $7 million, primarily due to lower commissions received, as noted above, partially offset by higher revenue from investment product sales and favourable spreads.
     Retail brokerage revenue was down $4 million, primarily due to lower new issue and trading activity, partially offset by higher fee-based revenue.
     Cards revenue was down $17 million, primarily due to the impact of higher levels of securitized assets, partially offset by volume growth and higher fee income.
     Mortgages and personal lending revenue was up $127 million, primarily due to lower commissions paid, as noted above, and higher fee income.
Provision for credit losses
Provision for credit losses was down $14 million or 7% from the same quarter last year, primarily due to the impact of higher levels of securitized assets in cards and reversals in agricultural lending, partially offset by higher losses in personal lending.

12	CIBC First Quarter 2006

     Provision for credit losses was down $44 million or 20% from the prior quarter, primarily due to lower losses in personal lending and reversals in agricultural lending.
Non-interest expenses
Non-interest expenses were down $9 million or 1% from the same quarter last year, primarily due to lower legal and advertising expenses, partially offset by higher corporate support costs.
     Non-interest expenses were down $84 million or 6% from the prior quarter, primarily due to lower severance, project and advertising expenses, partially offset by higher corporate support costs.
     The regular workforce headcount totalled 23,002 at the end of the quarter, down 863 from the same quarter last year and 1,083 from the prior quarter, primarily due to the realignment of staff to administration, technology and operations and staff reduction programs.
Income taxes
Income taxes were up $14 million or 7% from the same quarter last year, primarily due to the tax-exempt gain on the Republic Bank sale included in the prior year quarter.
     Income taxes were up $39 million or 23% from the prior quarter, primarily due to higher income.

CIBC First Quarter 2006	13

CIBC World Markets
CIBC World Markets is the wholesale banking arm of CIBC, providing a range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We deliver innovative full capital solutions to growth-oriented companies and are active in major global capital markets. We offer advisory expertise across a wide range of industries and provide top-ranked research for our corporate, government and institutional investor clients.
Results

	For the three months ended
	2006	2005	2005
$ millions	Jan. 31	Oct. 31	Jan. 31

Revenue (TEB)(1)(2)
Capital markets	$371	$347	$359
Investment banking and credit products	250	239	286
Commercial banking	111	113	116
Merchant banking	12	391	23
Other	(19)	(76)	6

Total revenue (TEB)(1)(2)	725	1,014	790
TEB adjustment	46	50	41

Total revenue	679	964	749
Recovery of credit losses	(15)	(4)	(17)
Non-interest expenses	533	590	545

Income before taxes and non-controlling interests	161	378	221
Income taxes	32	44	46
Non-controlling interests	1	6	2

Net income	$128	$328	$173

Efficiency ratio	78.3%	61.3%	72.7%
Efficiency ratio (TEB)(1)(2)	73.4%	58.2%	68.9%
ROE(1)(2)	25.6%	69.4%	33.1%
Economic profit(1)(2)	$64	$263	$108

(1) For additional information, see the “Non-GAAP measures” section.
(2) For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
Net income was down $45 million or 26% from the same quarter last year, primarily due to lower investment banking and credit products and merchant banking revenue and lower treasury revenue allocations, partially offset by lower non-interest expenses.
     Net income was down $200 million or 61% from the prior quarter, primarily due to lower merchant banking revenue, partially offset by lower non-interest expenses, lower interest expense related to U.S. income tax reassessments and higher capital markets revenue.
Revenue
Revenue was down $70 million or 9% from the same quarter last year.
     Capital markets revenue was up $12 million, primarily due to higher revenue in equity and commodity structured products and higher U.S. equities revenue, partially offset by lower Canadian equities revenue.
     Investment banking and credit products revenue was down $36 million, primarily due to higher losses associated with corporate loan hedging programs and lower revenue from a discontinued high yield business.
     Merchant banking revenue was down $11 million, primarily due to lower fees, dividends and interest, partially offset by lower write-downs.
     Other revenue was down $25 million, primarily due to lower treasury revenue allocations.
Revenue was down $285 million or 30% from the prior quarter.
     Capital markets revenue was up $24 million, primarily due to higher credit trading and new issues in debt capital markets and higher U.S. equities revenue, partially offset by lower revenue in interest rate derivatives.
     Investment banking and credit products revenue was up $11 million, primarily due to higher revenue in U.S. real estate finance and Canadian investment banking, partially offset by lower revenue in European investment banking and higher losses associated with corporate loan hedging programs.
     Merchant banking revenue was down $379 million, primarily due to lower gains and higher write-downs. The prior quarter included gains of $294 million on GPI and Shoppers.
     Other revenue was up $57 million, primarily due to the $53 million interest expense related to U.S. income tax reassessments in the prior quarter.
Recovery of credit losses
Recovery of credit losses was up $11 million from the prior quarter, primarily due to higher reversals in the U.S.
Non-interest expenses
Non-interest expenses were down $12 million or 2% from the same quarter last year, primarily due to lower revenue-related compensation, partially offset by higher legal provisions.
     Non-interest expenses were down $57 million or 10% from the prior quarter which included a $23 million payroll tax expense related to a reassessment in our U.K. operations and $19 million of New York premises sub lease losses. Lower severance costs and professional fees were partially offset by higher revenue-related compensation.
     The regular workforce headcount totalled 2,293 at the end of the quarter, down 24 from the same quarter last year, primarily due to reductions in U.S. leveraged finance and U.S. equities. The regular workforce headcount was down 6 from the prior quarter.

14	CIBC First Quarter 2006

Income taxes
CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.
     Income taxes were down $14 million or 30% from the same quarter last year and $12 million or 27% from the prior quarter, primarily due to the decrease in income. The prior quarter also included the $13 million net tax recovery related to the resolution of various income tax audits and contingencies.
Non-controlling interests
Non-controlling interests were down $5 million from the prior quarter, primarily due to lower revenue in consolidated VIEs.

CIBC First Quarter 2006	15

Corporate and Other
Corporate and Other comprises the five functional groups — Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management — that support CIBC’s business lines, as well as Juniper Financial Corp. (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures, and other income statement and balance sheet items not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.
Results

		For the three months ended
	2006	2005	2005
$ millions	Jan. 31	Oct. 31	Jan. 31

Total revenue	$111	$399	$222
Provision for (recovery of) credit losses	1	(50)	1
Non-interest expenses	99	147	111

Income before taxes and non-controlling interests	11	302	110
Income taxes	1	226	46
Non-controlling interests	(4)	26	8

Net income	$14	$50	$56

Financial overview
Net income was down $42 million or 75% from the same quarter last year due to the gain on the Juniper sale in the prior year quarter, partially offset by lower unallocated corporate support costs.
     Net income was down $36 million or 72% from the prior quarter, primarily due to the tax recovery of $59 million on the reversal of a portion of the valuation allowance related to the future income tax asset from our U.S. operations and the $50 million reversal of the general allowance for credit losses, both of which were included in the prior quarter. These decreases were partially offset by lower unallocated corporate support costs.
Revenue
Total revenue was down $111 million or 50% from the same quarter last year due to the gain on the Juniper sale in the prior year quarter and lower revenue in a consolidated VIE. These decreases were partially offset by higher revenue related to the hedging of stock appreciation rights (SARs).
     Revenue was down $288 million or 72% from the prior quarter due to foreign exchange revenue of $301 million on the repatriation of capital and retained earnings from our foreign operations in the prior quarter and lower revenue in a consolidated VIE. These decreases were partially offset by higher hedge revenue related to SARs.
Provision for credit losses
Provision for credit losses was up $51 million from the prior quarter which included the reversal of the general allowance.
Non-interest expenses
Non-interest expenses were down $12 million or 11% from the same quarter last year, primarily due to lower unallocated corporate support costs and the impact of the Juniper sale, partially offset by increased expenses related to SARs.
     Non-interest expenses were down $48 million or 33% from the prior quarter, primarily due to lower unallocated corporate support costs, partially offset by increased expenses related to SARs.
     The regular workforce headcount totalled 11,676 at the end of the quarter, up 1,078 from the same quarter last year and 752 from the prior quarter, primarily due to the centralization of certain back-office functions.
Income taxes
Income taxes were down $45 million from the same quarter last year which included the gain on the Juniper sale.
     Income taxes were down $225 million from the prior quarter which included the net $308 million income tax expense on the repatriation and the tax recovery, noted above.
Non-controlling interests
Non-controlling interests were down $12 million from the same quarter last year, primarily due to lower revenue in a consolidated VIE.
     Non-controlling interests were down $30 million from the prior quarter, primarily due to lower revenue in a consolidated VIE and the acquisition of the remaining non-controlling interest in INTRIA Items Inc. on November 1, 2005.

16	CIBC First Quarter 2006

Management of risk
Our approach to the management of risk and capital resources has not changed significantly from that described on pages 63 to 80 of the 2005 Annual Accountability Report.
Management of credit risk
CREDIT QUALITY PERFORMANCE

	2006	2005
$ millions, as at	Jan. 31	Oct. 31

Gross impaired loans
Consumer	$427	$433
Business and government	452	516

Total gross impaired loans	$879	$949

Allowance for credit losses
Consumer	$382	$381
Business and government	265	282

Specific allowance	647	663
General allowance	975	975

Total allowance for credit losses	$1,622	$1,638

Gross impaired loans were down $70 million or 7% from October 31, 2005. Consumer gross impaired loans were down $6 million or 1%. Business and government gross impaired loans were down $64 million or 12%. Three sectors contributed to the decrease: business services $40 million; manufacturing-capital goods $18 million; and agriculture $12 million. The real estate and construction sector increased by $12 million. During the quarter, gross impaired loans decreased $26 million in Canada, $42 million in the U.S. and $2 million in other countries.
     Allowance for credit losses was down $16 million or 1% from October 31, 2005. Specific allowance was down $16 million or 2%, primarily due to an $18 million decrease in business services within the service and retail industries sector. General allowance was unchanged from year-end.
     For details on the provision for credit losses, see “Review of consolidated statement of operations” section.
Management of market risk
The following table shows Value-at-Risk (VaR) by risk-type for CIBC’s combined trading activities. Total average risk was up from the same quarter last year primarily due to higher levels of credit spread and equity risk, partially offset by lower levels of interest rate risk. Total average risk was up from the prior quarter primarily due to higher levels of credit spread risk, offset in part by lower levels of equity risk. Trading revenue (TEB) was positive for 91% of the days in the quarter and trading losses did not exceed Value-at-Risk (VaR) for any day.
VaR BY RISK TYPE — TRADING PORTFOLIO

	January 31, 2006						October 31, 2005						January 31, 2005

$ millions, as at or for the three months ended	As at	Average	High		Low		As at	Average	High		Low		As at	Average	High		Low

Interest rate risk	$7.1	$3.8	$7.7		$2.6		$3.4	$3.6	$5.5		$2.2		$2.9	$4.6	$6.7		$2.9
Credit spread risk	4.4	4.4	6.5		3.4		2.6	2.7	3.0		2.3		2.5	2.8	4.0		2.4
Equity risk	6.0	5.9	6.9		5.0		5.1	6.3	8.1		4.8		5.5	4.9	6.4		4.2
Foreign exchange risk	0.3	0.3	0.9		0.1		0.1	0.3	1.2		0.1		0.2	0.3	0.8		0.1
Commodity risk	1.4	1.4	2.5		0.8		1.1	1.6	2.9		1.0		1.1	1.3	2.2		0.8
Diversification effect(1)	(9.7)	(7.6)	n/m	(2)	n/m	(2)	(6.0)	(6.8)	n/m	(2)	n/m	(2)	(5.5)	(6.2)	n/m	(2)	n/m	(2)

Total risk	$9.5	$8.2	$10.0		$7.4		$6.3	$7.7	$9.6		$6.2		$6.7	$7.7	$9.3		$6.0

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

(2)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

(1)	For additional information, see the “Non-GAAP measures” section.

17	CIBC First Quarter 2006

Management of liquidity risk
Consistent with liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities using a mix of funding instruments. Core personal deposits remain a prime source of dependable retail funding for the balance sheet. As at January 31, 2006, Canadian dollar deposits from individuals totalled $70.1 billion (October 31, 2005: $69.6 billion).
     We also address potential liquidity risk exposure through the maintenance of segregated term-funded pools of unencumbered high-quality liquid assets. These liquid assets may be sold or pledged to secure borrowings to provide a readily available cash source. The following table summarizes our liquid assets:

	2006	2005
$ billions, as at	Jan. 31	Oct. 31

Cash	$0.9	$0.9
Deposits with banks	9.4	11.0
Securities	63.8	54.6
Securities borrowed or purchased under resale agreements	21.7	18.5

Total liquid assets	$95.8	$85.0

In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets as at January 31, 2006 totalled $19.6 billion (October 31, 2005: $15.2 billion).
Management of capital resources
Significant capital management activities
The following table summarizes significant capital management activities for the quarter:

2006
$ millions, for the three months ended	Jan. 31

Redemption of subordinated indebtedness(1)	$250
Dividends
Preferred shares	33
Common shares	227
Issue of common shares(2)	40

(1)	On January 31, 2006, in accordance with their terms, we redeemed our $250 million 7.40% Debentures due January 31, 2011, for their outstanding principal amount of $250 million, plus unpaid interest accrued to the redemption date.

(2)	During the quarter, we issued 0.8 million common shares for $40 million, pursuant to stock option plans.

Regulatory capital
Regulatory capital is determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions, Canada, (OSFI).
     Tier 1 and total capital ratios increased from October 31, 2005, primarily due to internal capital generation and a reduction in risk-weighted assets.

	2006		2005
$ millions, as at	Jan. 31		Oct. 31

Tier 1 capital	$10,228		$9,886
Total regulatory capital	14,811		14,771
Risk-weighted assets	113,324		116,277
Tier 1 capital ratio	9.0%		8.5%
Total capital ratio	13.1%		12.7%
Assets-to-capital multiple	19.0	x	18.4	x

Restrictions on the payment of dividends
Section 79 of the Bank Act prohibits us from paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends declared by us in that year would exceed the aggregate of our net income up to that day in that year and our retained net income, as defined by OSFI, for the preceding two financial years.
     Subsequent to the quarter-end, we obtained the approval of OSFI under section 79 to pay dividends on our common shares and Class A Preferred Shares for the quarter ended April 30, 2006.

18	CIBC First Quarter 2006

Off-balance sheet arrangements and contractual obligations
Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include transactions with VIEs, derivatives, credit-related arrangements and guarantees. Details on our off-balance sheet arrangements are provided on pages 81 to 83 of the 2005 Annual Accountability Report. For securitization transactions completed during the quarter, see Note 2 to the unaudited interim consolidated financial statements included within this report. There were no other significant changes to off-balance sheet arrangements during the quarter.
Contractual obligations
Details on our contractual obligations are provided on page 84 of the 2005 Annual Accountability Report. There were no significant changes to contractual obligations that were not in the ordinary course of our business.
Critical accounting policies and estimates
A summary of significant accounting policies is presented in Note 1 to the 2005 consolidated financial statements.
     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 85 to 89 of the 2005 Annual Accountability Report.
Future accounting policy changes
Financial instruments
In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments — Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” which will become effective for CIBC beginning November 1, 2006.
     These standards provide guidance on the recognition, measurement and classification of financial assets, financial liabilities and non-financial derivatives. All financial assets, including derivatives, will be measured at fair value with the exception of loans, receivables and investments intended to be held to maturity, which should be measured at amortized cost.
     The new standards also establish the accounting requirement on hedges. Any hedge ineffectiveness will be recognized immediately in income.
     Other comprehensive income will be included on the consolidated balance sheet as a separate component of shareholders’ equity.
     The changes in carrying value of financial instruments as a result of adopting these new standards will be recognized in beginning retained earnings in the period of adoption. We are currently evaluating the impact of adopting these standards.
     For further details, see Note 8 to the unaudited interim consolidated financial statements included within this report.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at January 31, 2006, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2006, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

CIBC First Quarter 2006	19

CIBC Interim Consolidated Financial Statements
CONSOLIDATED STATEMENT OF OPERATIONS

			For the three months ended
	2006	2005	2005
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Interest income
Loans	$2,033	$1,949	$1,912
Securities borrowed or purchased under resale agreements	333	295	216
Securities	620	562	544
Deposits with banks	87	95	72

	3,073	2,901	2,744

Interest expense
Deposits	1,328	1,188	981
Other liabilities	517	452	370
Subordinated indebtedness	72	66	57
Preferred share liabilities (Note 4)	8	23	14

	1,925	1,729	1,422

Net interest income	1,148	1,172	1,322

Non-interest income
Underwriting and advisory fees	184	147	223
Deposit and payment fees	195	197	200
Credit fees	84	100	82
Card fees	64	73	88
Investment management and custodial fees	106	98	97
Mutual fund fees	182	181	166
Insurance fees	69	69	73
Commissions on securities transactions	229	243	218
Trading revenue	262	166	157
Investment securities (losses) gains	(14)	356	32
Income from securitized assets	128	114	67
Foreign exchange other than trading	64	364	56
Other	148	143	298

	1,701	2,251	1,757

Total revenue	2,849	3,423	3,079

Provision for credit losses (Note 1)	166	170	178

Non-interest expenses
Employee compensation and benefits	1,080	1,137	1,054
Occupancy costs	146	175	159
Computer and office equipment	273	308	271
Communications	75	80	86
Advertising and business development	47	69	65
Professional fees	44	81	68
Business and capital taxes	31	24	31
Other	172	183	167

	1,868	2,057	1,901

Income before income taxes and non-controlling interests	815	1,196	1,000
Income tax expense	238	436	283

	577	760	717
Non-controlling interests	(3)	32	10

Net income	$580	$728	$707

Earnings per share (in dollars) (Note 6) — Basic	$1.64	$2.08	$1.96
— Diluted	$1.62	$2.06	$1.94
Dividends per common share (in dollars)	$0.68	$0.68	$0.65

The accompanying notes are an integral part of these interim consolidated financial statements.

20	CIBC First Quarter 2006

CONSOLIDATED BALANCE SHEET
	2006	2005
Unaudited, $ millions, as at	Jan. 31	Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$1,235	$1,310

Interest-bearing deposits with banks	9,063	10,542

Securities
Investment	18,416	14,342
Trading	60,539	53,422

	78,955	67,764

Securities borrowed or purchased under resale agreements	21,699	18,514

Loans
Residential mortgages	76,663	77,216
Personal	27,679	28,198
Credit card	6,483	6,655
Business and government	30,031	31,350
Allowance for credit losses (Note 1)	(1,620)	(1,636)

	139,236	141,783

Other
Derivative instruments market valuation	19,378	20,309
Customers’ liability under acceptances	5,543	5,119
Land, buildings and equipment	2,088	2,136
Goodwill	982	946
Other intangible assets	213	199

Other assets	10,514	11,748

	38,718	40,457

	$288,906	$280,370

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$74,090	$73,790
Business and government	108,372	108,409
Bank	11,204	10,535

	193,666	192,734

Other
Derivative instruments market valuation	20,070	20,128
Acceptances	5,543	5,119
Obligations related to securities sold short	15,211	14,883
Obligations related to securities lent or sold under repurchase agreements	23,959	14,325
Other liabilities	13,327	16,002

	78,110	70,457

Subordinated indebtedness (Note 3)	4,825	5,102

Preferred share liabilities (Note 4)	600	600

Non-controlling interests	669	746

Shareholders’ equity
Preferred shares (Note 4)	2,381	2,381
Common shares (Note 4)	2,987	2,952
Contributed surplus	56	58
Foreign currency translation adjustments	(375)	(327)
Retained earnings	5,987	5,667

	11,036	10,731

	$288,906	$280,370

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC First Quarter 2006	21

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended
	2006	2005	2005
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Preferred shares (Note 4)
Balance at beginning of period	$2,381	$2,381	$1,783
Issue of preferred shares	—	—	293
Conversion of preferred shares	—	—	(118)

Balance at end of period	$2,381	$2,381	$1,958

Common shares (Note 4)
Balance at beginning of period	$2,952	$2,937	$2,969
Issue of common shares	40	12	35
Purchase of common shares for cancellation	—	—	(62)
Treasury shares(1)	(5)	3	7

Balance at end of period	$2,987	$2,952	$2,949

Contributed surplus
Balance at beginning of period	$58	$58	$59
Stock option expense	1	2	2
Stock options exercised	(3)	(2)	(3)
Net premium on treasury shares	—	—	1

Balance at end of period	$56	$58	$59

Foreign currency translation adjustments
Balance at beginning of period	$(327)	$(350)	$(376)
Foreign exchange (losses) gains from investment in subsidiaries and other items	(546)	611	287
Foreign exchange gains (losses) from hedging activities	746	(681)	(379)
Income tax (expense) benefit	(248)	93	141

Balance at end of period	$(375)	$(327)	$(327)

Retained earnings
Balance at beginning of period, as previously reported	$5,667	$5,200	$7,745
Adjustment for change in accounting policy	—	—	10 (2)

Balance at beginning of period, as restated	5,667	5,200	7,755
Net income	580	728	707
Dividends
Preferred	(33)	(33)	(28)
Common	(227)	(227)	(226)
Premium on purchase of common shares for cancellation	—	—	(444)
Other	—	(1)	—

Balance at end of period	$5,987	$5,667	$7,764

Shareholders’ equity at end of period	$11,036	$10,731	$12,403

(1)	Assets and liabilities in the form of CIBC common shares amounting to approximately $604 million as at January 31, 2006 (October 31, 2005: $312 million; January 31, 2005: $612 million), held within certain compensation trusts, have been offset within treasury shares.

(2)	Represents the effect of implementing the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities” in 2005.
The accompanying notes are an integral part of these interim consolidated financial statements.

22	CIBC First Quarter 2006

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended
	2006	2005	2005
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Cash flows provided by (used in) operating activities
Net income	$580	$728	$707
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	166	170	178
Amortization of buildings, furniture, equipment and leasehold improvements	54	54	54
Amortization of intangible assets	7	3	3
Stock-based compensation	15	(13)	(10)
Future income taxes	77	359	103
Investment securities losses (gains)	14	(356)	(32)
Gains on divestitures	—	—	(115)
Gains on disposal of land, buildings and equipment	—	(1)	—
Changes in operating assets and liabilities
Accrued interest receivable	17	(45)	62
Accrued interest payable	13	121	(15)
Amounts receivable on derivative contracts	931	1,230	870
Amounts payable on derivative contracts	(58)	(2,022)	(1,636)
Net change in trading securities	(7,117)	6,283	(1,768)
Current income taxes	53	147	(79)
Other, net	(1,890)	(2,470)	(904)

	(7,138)	4,188	(2,582)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	932	(4,409)	2,724
Obligations related to securities sold short	328	(1,294)	3,162
Net obligations related to securities lent or sold under repurchase agreements	9,634	(2,618)	(228)
Issue of subordinated indebtedness	—	1,300	—
Redemption/repurchase of subordinated indebtedness	(250)	(24)	—
Redemption of preferred share liabilities	—	(445)	—
Issue of preferred shares, net of conversions	—	—	175 (1)
Issue of common shares	40	12	35
Purchase of common shares for cancellation	—	—	(506)
Treasury shares (purchased) sold	(5)	3	7
Dividends	(260)	(260)	(254)
Other, net	150	155	231

	10,569	(7,580)	5,346

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	1,479	1,834	(123)
Loans, net of repayments	355	(2,986)	(3,152)
Proceeds from securitizations	2,026	3,174	2,743
Purchase of investment securities	(6,011)	(3,248)	(2,401)
Proceeds from sale of investment securities	1,282	1,709	2,787
Proceeds from maturity of investment securities	641	793	268
Net securities borrowed or purchased under resale agreements	(3,185)	2,061	(3,259)
Proceeds from divestitures	—	—	347
Net cash used in acquisition of subsidiary(2)	(75)	—	—
Purchase of land, buildings and equipment	(6)	(49)	(89)
Proceeds from disposal of land, buildings and equipment	—	4	1

	(3,494)	3,292	(2,878)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(12)	(7)	7

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	(75)	(107)	(107)
Cash and non-interest-bearing deposits with banks at beginning of period	1,310	1,417	1,374

Cash and non-interest-bearing deposits with banks at end of period	$1,235	$1,310	$1,267

Cash interest paid	$1,912	$1,608	$1,437
Cash income taxes paid (recovered)	$108	$(70)	$259

(1)	Includes issue of $293 million Class A Series 29 Preferred Shares (consisting of $118 million conversion of Class A Series 28 Preferred Shares and $175 million in cash on exercise of Series 29 Purchase Warrants).

(2)	On November 1, 2005, CIBC purchased the remaining non-controlling interest in INTRIA Items Inc.

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC First Quarter 2006	23

Notes To The Interim Consolidated Financial Statements (Unaudited)
The interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2005. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2005, as set out on pages 98 to 151 of the 2005 Annual Accountability Report. Certain prior period amounts have been reclassified to conform to the presentation adopted in the current period.
1. Allowance for credit losses

	January 31, 2006			October 31, 2005			January 31, 2005
$ millions,	Specific	General	Total	Specific	General	Total	Specific	General	Total
for the three months ended	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$663	$975	$1,638	$690	$1,025	$1,715	$803	$1,025	$1,828
Provision for credit losses	166	—	166	220	(50)	170	178	—	178
Write-offs	(208)	—	(208)	(279)	—	(279)	(235)	—	(235)
Recoveries	23	—	23	33	—	33	37	—	37
Foreign exchange and other adjustments	3	—	3	(1)	—	(1)	(10)	—	(10)

Balance at end of period	$647	$975	$1,622	$663	$975	$1,638	$773	$1,025	$1,798

Comprised of:
Loans	$645	$975	$1,620	$661	$975	$1,636	$771	$1,025	$1,796
Letters of credit(1)	2	—	2	2	—	2	2	—	2

(1)	Allowance on letters of credit is included in other liabilities.
2. Securitizations
Residential mortgages
We securitize fixed-rate and variable-rate residential mortgages through the creation of mortgage-backed securities. Upon sale of these securities, a net gain or loss is recognized in income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided. There are no expected credit losses as the mortgages are guaranteed. The following table summarizes our securitization and sales activity:

	For the three months ended
	2006	2005	2005
$ millions	Jan. 31	Oct. 31	Jan. 31

Securitized	$2,785	$3,493	$2,841
Sold	1,765	1,675	2,758
Net cash proceeds	1,754	1,667	2,743
Retained interest(1)	31	30	70
Gain on sale, net of transaction costs	8	12	— (2)

Retained interest assumptions:
Prepayment rate (annually)	12.0 - 39.0%	12.0 - 39.0%	12.0 - 39.0%
Discount rate	3.5 - 4.2%	3.0 - 3.7%	2.6 - 4.2%
Expected credit losses	n/a	n/a	n/a

(1)	Reported in investment securities on the consolidated balance sheet.

(2)	Not significant.

n/a	not applicable as these mortgages are guaranteed.

24	CIBC First Quarter 2006

Credit cards
We securitize credit card receivables through a trust that issues securities. We maintain the credit card client servicing responsibilities for the securitized credit card receivables and recognize revenue as these services are provided. The following table summarizes our securitization activity. There were no securitizations during the first quarter of 2005.

	For the three months ended
	2006	2005
$ millions	Jan. 31	Oct. 31

Securitized and sold	$272	$1,507 (1)
Net cash proceeds	272	1,507 (1)
Retained interest(2)	23	125
Gain on sale, net of transaction costs	1	11

Retained interest assumptions:
Prepayment rate (monthly)	43.5%	43.9%
Discount rate	9.0%	9.0%
Expected credit losses	3.6%	3.7%

(1)	Net of $210 million related to the wind-down of a previous securitization.

(2)	Reported in investment securities on the consolidated balance sheet.
3. Subordinated indebtedness
On January 31, 2006, in accordance with their terms, we redeemed our $250 million 7.40% Debentures due January 31, 2011, for their outstanding principal amount of $250 million, plus unpaid interest accrued to the redemption date.
4. Preferred share liabilities and share capital

OUTSTANDING SHARES	January 31, 2006			October 31, 2005
	Shares outstanding			Shares outstanding
As at	No. of shares	$ millions		No. of shares	$ millions

Class A Preferred Shares(1)
Classified as liabilities
Series 19	8,000,000	$200		8,000,000	$200
Series 23	16,000,000	400		16,000,000	400

Total		$600			$600

Classified as equity
Series 18	12,000,000	$300		12,000,000	$300
Series 24	16,000,000	400		16,000,000	400
Series 25	16,000,000	400		16,000,000	400
Series 26	10,000,000	250		10,000,000	250
Series 27	12,000,000	300		12,000,000	300
Series 28(2)	5,658	—	(3)	17,658	—	(3)
Series 29	13,232,342	331		13,232,342	331
Series 30	16,000,000	400		16,000,000	400

Total		$2,381			$2,381

Common shares	334,785,633	$2,987		334,007,626	$2,952

Stock options outstanding	10,468,654			10,992,741

(1)	The rights and privileges of Class A Preferred Shares and the restrictions on payment of dividends are described in Note 14 to the 2005 consolidated financial statements.

(2)	On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will remain open for acceptance for a minimum period of one year and will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC. During the quarter, we repurchased 12,000 shares under this offer.

(3)	Due to rounding.

CIBC First Quarter 2006	25

During the quarter, we issued 0.8 million common shares for $40 million, pursuant to stock option plans.
Restrictions on the payment of dividends
Section 79 of the Bank Act prohibits us from paying a dividend in any financial year without the approval of the Office of the Superintendent of Financial Institutions, Canada (OSFI) if, on the day the dividend is declared, the total of all dividends declared by us in that year would exceed the aggregate of our net income up to that day in that year and our retained net income, as defined by OSFI, for the preceding two financial years.
      Subsequent to the quarter-end, we obtained the approval of OSFI under section 79 to pay dividends on our common shares and Class A Preferred Shares for the quarter ended April 30, 2006.
5. Employee future benefit expenses
Pension and other employee future benefit plan expenses are recorded as follows:

	2006	2005	2005
$ millions, for the three months ended	Jan. 31	Oct. 31	Jan. 31

Defined benefit plan expense
Pension benefit plans	$50	$48	$37
Other benefit plans	19	14	17

	$69	$62	$54

Defined contribution plan expense
CIBC’s pension plans	$3	$2	$4
Government pension plans	21	12	22

	$24	$14	$26

6. Earnings per share

	For the three months ended
	2006	2005	2005
$ millions, except per share amounts	Jan. 31	Oct. 31	Jan. 31
| | |
Basic EPS
Net income	$580	$728	$707
Preferred share dividends	(33)	(33)	(28)

Net income applicable to common shares	$547	$695	$679

Weighted-average common shares outstanding (thousands)	334,357	333,876	346,269

Basic EPS	$1.64	$2.08	$1.96

Diluted EPS
Net income applicable to common shares	$547	$695	$679

Weighted-average common shares outstanding (thousands)	334,357	333,876	346,269
Add: stock options potentially exercisable(1)(thousands)	3,347	3,189	3,932

Weighted-average diluted common shares outstanding(2)(thousands)	337,704	337,065	350,201

Diluted EPS	$1.62	$2.06	$1.94

(1)	Excludes average options outstanding of 714,008 with a weighted-average exercise price of $73.05; and average options outstanding of 452,562 with a weighted-average exercise price of $73.10 for the three months ended October 31, 2005 and January 31, 2005, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 225,555 with a weighted-average exercise price of $37.60 for the three months ended January 31, 2005 as these options are performance-based and the vesting criteria for these options had not been achieved.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

26	CIBC First Quarter 2006

7. Segmented information
CIBC has two strategic business lines: CIBC Retail Markets and CIBC World Markets. These business lines are supported by five functional groups — Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being al located to the business lines.
During the quarter, we merged the Administration and Technology and Operations functional groups and renamed it “Administration, Technology and Operations”. We also moved certain administrative functions from this group into a new “Legal and Regulatory Compliance” functional group.
      Prior period financial information has been reclassified to conform to the new basis of segment presentation adopted in the fourth quarter of 2005.
RESULTS BY BUSINESS LINE

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Markets	and Other	Total

Jan. 31, 2006	Net interest income	$1,124	$(24)	$48	$1,148
	Non-interest income	991	646	64	1,701
	Intersegment revenue(1)	(56)	57	(1)	—

	Total revenue	2,059	679	111	2,849
	Provision for credit losses	180	(15)	1	166
	Amortization(2)	22	5	34	61
	Other non-interest expenses	1,214	528	65	1,807

	Income before income taxes and non-controlling interests	643	161	11	815
	Income taxes	205	32	1	238
	Non-controlling interests	—	1	(4)	(3)

	Net income	$438	$128	$14	$580

	Average assets(3)	$184,548	$100,490	$641	$285,679

Oct. 31, 2005	Net interest income	$1,131	$6	$35	$1,172
	Non-interest income	984	901	366	2,251
	Intersegment revenue(1)	(55)	57	(2)	—

	Total revenue	2,060	964	399	3,423
	Provision for credit losses	224	(4)	(50)	170
	Amortization(2)	23	5	30	58
	Other non-interest expenses	1,297	585	117	1,999

	Income before income taxes and non-controlling interests	516	378	302	1,196
	Income taxes	166	44	226	436
	Non-controlling interests	—	6	26	32

	Net income	$350	$328	$50	$728

	Average assets(3)	$184,436	$102,007	$676	$287,119

Jan. 31, 2005	Net interest income	$1,128	$137	$57	$1,322
	Non-interest income	1,036	556	165	1,757
	Intersegment revenue(1)	(56)	56	—	—

	Total revenue	2,108	749	222	3,079
	Provision for credit losses	194	(17)	1	178
	Amortization(2)	23	6	28	57
	Other non-interest expenses	1,222	539	83	1,844

	Income before income taxes and non-controlling interests	669	221	110	1,000
	Income taxes	191	46	46	283
	Non-controlling interests	—	2	8	10

	Net income	$478	$173	$56	$707

	Average assets(3)	$184,014	$103,745	$529	$288,288

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management. Average assets of Juniper (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures and other average assets not directly attributable to specific business lines are not allocated to the business lines.

CIBC First Quarter 2006	27

8. Future accounting changes
Financial instruments
In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments — Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” which will become effective for CIBC beginning November 1, 2006. The standards will increase harmonization with U.S. and international accounting standards.
     The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be held-to-maturity, which should be measured at amortized cost.
     Changes in the fair value of trading securities will continue to be reported in earnings, while changes in the fair value of available for sale securities will be reported within other comprehensive income, until the financial asset is disposed of, or becomes impaired.
     Similarly, the standards require that all financial liabilities be measured at fair value when they are held for trading or are derivatives. Other financial liabilities should be measured at cost.
     The standards permit an entity to designate any financial instrument, on initial recognition, as one that it will measure at fair value with gains and losses recognized in net income in the period in which they arise.
     Derivatives will be classified as trading, unless they are specifically designated within an effective hedge relationship. The standards permit three types of hedge relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in earnings against the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges, and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedge relationship will be recognized in current earnings.
     Other comprehensive income will be included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax), and will include net unrealized gains on available for sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.
     We are currently evaluating the impact of adopting these standards.

28	CIBC First Quarter 2006

TO REACH US:
Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-8691, fax 416-980-5028, or e-mail: rachel.gauci@cibc.com.
Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com
CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.
Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.
Earnings Conference Call: CIBC’s first quarter conference call with analysts and investors will take place on March 2, 2006 at 2:30 p.m. (EST). The call will be available in English (416-340-2216 in Toronto, or toll-free 1-866-898-9626 throughout the rest of North America) and French (514-861-0443 in Montreal, or toll-free 1-866-696-5911). A telephone replay of the conference call will be available in English and French from approximately 5:30 p.m. (EST) on March 2, 2006 until midnight March 16, 2006. To access the replay in English, call 416-695-5800 or 1-800-408-3053, passcode 3175811#. To access the call in French, call 514-861-2272 or 1-800-408-3053, passcode 3175814#.
Audio Webcast: A live audio webcast of CIBC’s first quarter results conference call will take place on Thursday, March 2, 2006 at 2:30 p.m. (EST) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.
Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.
DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact the Corporate Secretary at 416-980-3096, or fax 416-980-7012.
PRICE OF COMMON SHARES
UNDER THE PURCHASED
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
Dates	purchase	reinvestment & stock
purchased	option	dividend options

Nov. 1/05	$72.64
Dec. 1/05	$75.27
Jan. 3/06	$76.97
Jan. 27/06		$80.53

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com